CONTACTS:                                       FOR IMMEDIATE RELEASE

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Robert W. Stewart                   Mike Kraft
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robert.stewart@teligent.com         mike.kraft@teligent.com

                   TELIGENT REPORTS $43 MILLION IN 3Q REVENUE
                  Company announces enhanced "on-net" strategy

VIENNA, VA., November 8, 2000 - Teligent, a global leader in broadband communications, today reported third quarter revenue of $42.7 million, a 33 percent increase over the $32.2 million reported for the second quarter and a gain of greater than 300 percent year over year. The company also announced that it is realigning its sales, operations and real estate organizations to enhance its focus on adding "on-net" buildings, "on-net" customers and "on-net" revenue.

"We've reached an important milestone in our development as a company," said Teligent Chairman and Chief Executive Officer Alex J. Mandl. "We've proven the benefits of our `on-net' strategy - connecting customers and buildings to the Teligent-owned network. Now we intend to capitalize on the progress we've made.

"With the experience we've gained, the systems we've put in place and the infrastructure we've built, we're prepared to accelerate the expansion of our network. That means we can drive even more customers and more traffic to our `on-net' facilities," Mandl said.

With more than 4,000 buildings directly connected to Teligent's SmartWave(TM) communications networks and another 7,600 buildings under lease or option, Teligent intends to focus virtually all of its new sales activity on "on-net" buildings and add an incremental wholesale operation on top of its robust retail sales program, Mandl said.

Teligent's rapidly expanding network footprint, coupled with new high-capacity radio technology and improved radio equipment installation intervals, give Teligent significant new revenue opportunities, Mandl said. Those opportunities include wholesale and alternate channels. "Our recently announced alliance with Dell is a perfect example," Mandl said. "Dell representatives will sell Teligent network capacity along with Dell hardware in Teligent-connected buildings. We couldn't have done that without our strong `on-net' focus."

The company's recent deployment of radio equipment capable of transmitting data at speeds of up to 155 megabits per second - more than 2,500 times the speed of a traditional "dial-up" Internet connection - will help drive the development of this business, Mandl added.

"Our enhanced `on-net' strategy means that we can now do a better job with fewer people. As a result, we're streamlining our organization to reflect this new `on-net' focus," Mandl said. That action will reduce Teligent's work force from 3,480 to about 2,700. "This will put us on the right path to meet our objective of turning EBITDA positive in the second half of 2002," he added. The company will take a charge in the fourth quarter of this year to reflect the costs associated with the workforce reduction.

Reflecting the enhanced `on-net' strategy, Mandl said Teligent will begin a wholesale sales effort in each of the 43 markets in which it now operates. In nine markets, the company will focus new sales solely on wholesale customers.

In the third quarter, Teligent for the first time reported a decline in its EBITDA loss on a quarter- over-quarter basis. EBITDA loss dropped 19 percent, to $92.1 million, compared to the second quarter. The figure includes a one-time reimbursement from Nortel Networks for unplanned operating expenses relating to the deployment of the Teligent network.. Without that non-recurring payment, EBITDA loss for the third quarter would have been $107.7 million, a 5 percent decline from the second quarter. EBITDA, a measure of cash flow, generally refers to earnings calculated before accounting for interest, taxes, depreciation and amortization.

In the third quarter, Teligent reported continuing success in its efforts to bring more customers and drive more traffic onto its own networks, significantly increasing the number of "on-net" buildings and local lines. The number of "on-net" buildings rose to 4,142 from 3,614, an increase of 15 percent. Total lines increased to 433,997. Local lines rose by nearly one third, to 115,044. The number of installed local lines grew by more than 30,000 for the second quarter in a row, and local line provisioning was up 350 percent on a year-over-year basis.

"Teligent matched its strong revenue performance in the third quarter with strong operational results," said Teligent Chief Financial Officer John Wright. "The company's customer base grew to 34,189, up more than 350 percent from the year-ago quarter. We grew the number of buildings with leases or options to 11,625."

More than 65 percent of new customers ordered local service, while the number of installed local customers grew by nearly 1,200. More than 60 percent of all third quarter sales comprised customers ordering a bundle of services. The company also reported significant sequential gains in the sale of data access services.

Wright said he is particularly encouraged by the progress the company made in selling services to customers in "on-net" buildings - buildings directly connected to Teligent's local SmartWave(TM) communications networks.

Teligent reported a net loss of $228 million for the third quarter, compared to $164 million for the second quarter. Capital expenditures for the third quarter were $43 million, compared to $85 million for the second quarter. As of September 30, the company reported available cash and short-term investments of $298 million and total assets of $1.2 billion, compared to $291 million and $1.1 billion, respectively, as of June 30.

In the quarter, Teligent reported a loss per share of $3.88, which includes a write down of $60.7 million on the company's investment in ICG Communications. Without the ICG charge, Teligent's loss per share for the third quarter was $2.90.

In other third quarter activities, Teligent and its French partners - LDCom Networks, a unit of Louis Dreyfus Group, and Artemis - won new spectrum licenses in France. That win expands Teligent's international spectrum holdings to five nations outside North America - France, Germany, Spain, Argentina and Hong Kong. In Germany, Teligent's joint venture with Mannessman Arcor AG selected Seimens AG to supply its radio equipment.

On the domestic front, Teligent launched service in two additional markets, Pittsburgh and Dayton. The company also named two new executives to its senior management team. CFO Wright formerly was a partner in the Washington office of Ernst & Young. James V. Continenza, formerly president and chief executive officer of Lucent Technologies Product Finance, now serves as Teligent's senior vice president for sales and site acquisition.

                       About Teligent's broadband networks

Teligent's local communications networks represent the integration of the latest advances in high-frequency microwave technology with traditional broadband wireline equipment. Together these technologies enable Teligent to increase its local network efficiency and significantly lower network costs.

Teligent delivers fixed wireless services by installing small antennas on the roofs of customer buildings. When a customer makes a telephone call or accesses the Internet, the voice, data or video signals travel over the building's internal wiring to the rooftop antenna. These signals are then digitized and transmitted to a "base station" antenna on another building, usually less than three miles away.

Each base station antenna gathers signals from a cluster of surrounding customer buildings, aggregates the signals and then routes them to a broadband switching center. At the switching center, ATM (Asynchronous Transfer Mode) switches and data routers distribute the traffic to other networks, such as public circuit-switched voice networks, packet-switched Internet and private data networks.

                                 About Teligent

Based in Vienna, Virginia, Teligent, Inc. (NASDAQ: TGNT) is a global leader in broadband communications offering business customers local, long distance, high-speed data and dedicated Internet services over its digital SmartWave(TM) local networks in major markets throughout the United States.

The company is working with international partners to extend its reach into Europe, Asia and Latin America. Teligent's offerings of regulated services are subject to all applicable regulatory and tariff approvals.

For more information, visit the Teligent website at: www.teligent.com
                                                     ----------------

Teligent and SmartWave are the exclusive trademarks of Teligent, Inc.

Except for any historical information, the matters discussed in this press release contain forward-looking statements that reflect the company's current views regarding future events. These forward-looking statements involve risks and uncertainties that could affect the company's growth, operations, markets, products and services. These risks and uncertainties are discussed in detail in the company's filings with the Securities and Exchange Commission.

                            FINANCIAL TABLES FOLLOW

                                 TELIGENT, INC.
                      Consolidated Statements of Operations
           (amounts in thousands, except per share and share amounts)

                                      Three Months Ended     Nine Months Ended
                                         September 30,         September 30,
                                    ---------------------- ---------------------
                                        2000     1999 (1)     2000     1999 (1)
                                    ----------- ---------- ---------- ----------
Revenues:
Communications services               $ 42,669   $ 10,320   $ 97,997   $15,805

Cost and expenses:
Cost of services                        62,007     56,874    225,449   134,816
Sales, general and administrative
  expenses                              72,807     56,794    189,264   152,336
Stock-based and other noncash
  compensation                           6,470      7,830     22,541    23,631
Depreciation and amortization expense   25,720     12,821     68,869    30,304
                                    ----------- ---------- ---------- ----------
     Total costs and expenses          167,004    134,319    506,123   341,087
                                    ----------- ---------- ---------- ----------
Loss from operations                  (124,335)  (123,999)  (408,126) (325,282)

Interest income                          6,983      5,084     20,211    14,466
Interest expense                       (48,469)   (24,248)   (98,686)  (63,923)
Other income & expense                 (62,290)      (477)   (61,384)     (486)
                                    ----------- ---------- ---------- ----------
     Net loss                        $(228,111) $(143,640) $(547,985) $(375,225)
                                    ----------- ---------- ---------- ----------
Accrued preferred stock dividends
  and accretion of issuance costs      (10,527)         -    (31,146)         -
                                    ----------- ---------- ---------- ---------
Net loss applicable to
  common shareholders                $(238,638) $(143,640) $(579,131) $(375,225)
                                    =========== ========== ========== ==========
Basic and diluted net loss per
  common share                         $ (3.88)   $ (2.66)   $ (9.88)   $ (7.06)
                                    =========== ========== ========== ==========
Weighted average common shares
  outstanding                        61,469,243 54,013,338 58,621,423 53,177,175
                                    =========== ========== ========== ==========

SELECTED FINANCIAL AND OTHER DATA:
                                      Three Months Ended     Nine Months Ended
                                         September 30,         September 30,
                                    ---------------------- ---------------------
                                        2000     1999 (1)     2000     1999 (1)
                                    ----------- ---------- ---------- ----------

EBITDA (2)                           $ (92,145) $(103,348) $(316,716) $(271,347)
Cash used in operations               (270,095)  (113,757)  (544,361)  (267,849)
Total capital expenditures              42,885     46,255    218,086    137,730

                                   September 30, 2000     September 30, 1999 (1)
                                   ------------------     ----------------------
Cash and short-term investments              298,050                   227,465
Total assets                               1,178,014                   701,616
Total stockholders' (deficit) equity        (692,616)                 (300,382)

(1) Certain amounts in prior year financial statements have been reclassified to conform to the current period's presentation.

(2) EBITDA (earnings before interest, taxes, depreciation & amortization) excludes charges for stock-based and other non-cash compensation and other income and expenses.